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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    Form 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------

                           COMMISSION FILE NO. 1-11402

                                  ------------


                               CENDANT CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                               CENDANT CORPORATION
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

================================================================================
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CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE
                                                                           ----

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                              2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2001                                    3

   Notes to Financial Statements                                             4

SUPPLEMENTAL SCHEDULE:

     Schedule H, line 4i - Schedule of Assets Held At End of Year            9

  SIGNATURES                                                                10

  EXHIBIT INDEX:                                                            11

   Consent of Deloitte & Touche LLP                                         12

Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Cendant Corporation Employee Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Cendant Corporation Employee Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York
June 14, 2002

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                       2001             2000
                                                   ------------     ------------
ASSETS:

   Investments, at contract value                  $ 87,868,153     $ 71,606,613
   Investments, at fair value                       357,342,305      296,289,662
                                                   ------------     ------------
      Total investments                             445,210,458      367,896,275
                                                   ------------     ------------

   Receivables:
     Participant contributions                                -          914,351
     Employer contributions                                   -          596,480
     Interest and dividends                              92,503           76,127
     Transfer receivable                             42,079,063                -
                                                   ------------     ------------
      Total receivables                              42,171,566        1,586,958
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $487,382,024     $369,483,233
                                                   ============     ============

   The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
  Interest and dividends                                            $  9,592,591

  Contributions:
   Employer                                                           33,363,765
   Participants                                                       37,152,740
   Rollovers                                                           3,071,306
                                                                    ------------
      Total contributions                                             73,587,811
                                                                    ------------
      Total additions                                                 83,180,402
                                                                    ------------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                                       36,380,930
  Net depreciation in fair value of investments                        9,075,835
  Administrative expenses                                                 49,986
                                                                    ------------
      Total deductions                                                45,506,751
                                                                    ------------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                        37,673,651

TRANSFER IN OF NET ASSETS FROM MERGED PLANS                           80,225,140

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                 369,483,233
                                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                      $487,382,024
                                                                    ============

   The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of the Cendant Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Cendant Corporation (the "Company" or the "Plan Sponsor"), for a more complete description of the Plan's provisions.

   The Plan is a defined contribution plan established for certain eligible employees of the Company that provides Internal Revenue Code (the "IRC")
   Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of ERISA. Merrill Lynch Trust Company is the Plan's trustee (the "Trustee"). The Plan was amended during 2001 and 2000 to allow for existing plans of companies acquired by the Company to be combined into the Plan.

   During 2001, approximately $80.2 million in Plan assets associated with the One2One Dynamics, Inc. Employee Savings Plan, the RCI Retirement Savings Plan, the Cheap Tickets, Inc. 401(k) Retirement Savings Plan, the Highwire, Inc. 401(k) Savings Plan and Trust, the Fairfield Resorts, Inc. Savings/Profit Sharing Plan, the Axiom Financial, Inc. 401(k) Retirement Plan and the RMR Financial 401(k) Profit Sharing Plan and Trust (collectively the "Merged Plans") were merged into the Plan. As of December 31, 2001, assets of $42.1 million have not been transferred from trusts of the Merged Plans to the primary Plan trust and are reported as a transfer receivable on the Statement of Net Assets Available for Benefits.

   The following is a summary of certain Plan provisions:

   a. ELIGIBILITY - Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan on the entry date following both attainment of age 18 and completion of six months of service.

   b. PARTICIPANT CONTRIBUTIONS - Participants may elect to make pre-tax contributions up to 15% of pre-tax annual compensation up to the statutory maximum of $10,500 for 2001 and 2000. Participants may change their investment allocations between funds on a daily basis. Participants should refer to each fund's prospectus for a more complete description of the risks associated with each fund.

   c. DISCRETIONARY EMPLOYER CONTRIBUTIONS - The Company makes contributions to the Plan equal to 100% of each eligible participants' salary deferral up to 6% of such participants' eligible compensation.

   d. ROLLOVERS - All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (the "IRS") regulations.

   e. VESTING SCHEDULE - At any time, participants are 100% vested in their pre-tax contributions. Employer contributions credited to accounts of participants who commenced employment on or subsequent to January 1, 1998 vest as shown in the following schedule:

                           YEARS OF               VESTED
                           SERVICE               INTEREST
                           -------               --------
                         Less than 1                 0%
                              1                     34%
                              2                     67%
                              3                    100%

      Employer contributions credited to accounts of participants who commenced employment prior to January 1, 1998 are 100% vested in such contributions.

f. LOAN PROVISION - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $1,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence and are secured by the participant's vested account balance. Loan repayments must be made through payroll deductions over a term not to exceed 5 years unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. The loans bear interest at a rate commensurate with the prime rate plus one percent. Principal and interest is paid ratably through periodic payroll deductions.

g. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

h. BENEFITS PAID TO PARTICIPANTS - Participants are entitled to withdraw all or any portion of their vested balance. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Distributions to terminated employees are recorded in each fund's financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $681,000 and $1.2 million at December 31, 2001 and 2000.

i. FORFEITED ACCOUNTS - Forfeited balances of participants' non-vested accounts shall first be used to pay plan expenses, if any, and then to decrease employer contributions. During the year ended December 31, 2001, forfeited account balances were approximately $523,000. In 2001, employer contributions were reduced by approximately $465,000 from the forfeited nonvested accounts.

j. ADMINISTRATIVE EXPENSES - All administrative expenses of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

b. CASH AND CASH EQUIVALENTS - The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c. VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      The Plan's group annuity contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants.

d. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America required management to make estimates and assumptions that affected the amounts reported and related disclosures. Actual results could differ from those estimates.

e. CREDIT RISK AND UNCERTAINTIES - The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

f. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - On January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and hedging activities. As required by SFAS No. 133, the Company has recorded all such derivatives at fair value in the Consolidated Balance Sheet. The adoption of SFAS No. 133 did not have an impact on the Plan's financial statements.

3. INVESTMENTS

   The following table presents investments that represent five percent or more of the Plan's assets as of December 31:

                                                      2001              2000
                                                  ------------      ------------
      Stable Value Fund                           $ 85,686,264      $ 71,606,613
      Cendant Corporation Common Stock Fund         72,947,599        37,263,966
      Merrill Lynch Equity Index Trust              47,209,658        35,988,975
      Aim Charter Fund                              33,033,842        43,787,178
      Neuberger Berman Separately Managed Portfolio          -        33,158,954

   During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

                                                                   2001
                                                               ------------
      Cendant Corporation Common Stock Fund                    $ 38,485,865
      Mutual Funds                                              (41,932,980)
      Common/Collective Trusts                                   (5,628,720)
                                                               ------------
                                                               $ (9,075,835)
                                                               ============

4. TAX STATUS

   The Plan is qualified under section 401(a) of the IRC and is exempt from taxation under section 501(a). The Plan received a favorable IRS determination letter dated May 21, 1996. During 2001, the Company restated the Plan document and filed for a new determination letter with the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of the financial statement dates. Therefore, no provision for income taxes has been included in the Plan's financial statements. During 2001, the Company restated the Plan document and filed for a new determination letter with the IRS.

5. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

   The Stable Value Fund primarily invested in investment contracts providing a guaranteed return on principal invested over a specified time period. Thereafter, contributions to such fund are invested in the Merrill Lynch Retirement Preservation Trust. The crediting interest rates at December 31, 2001 for various investment contracts ranged from 5.20% to 5.45% and the average yield of the Stable Value Fund for the 2001 and 2000 plan year was 6.25% and 6.40%, respectively. All investment contracts in the Stable Value Fund are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest. The contract value of the Stable Value Fund and Merrill Lynch Retirement Preservation Trust at December 31, 2001 and 2000 was $87,868,153 and $71,606,613, respectively, which approximated fair value.

6. PARTY-IN-INTEREST TRANSACTIONS

   A portion of the Plan's investments are shares in funds managed by Merrill Lynch. Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

7. PLAN TERMINATION

   Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

8. SUBSEQUENT EVENTS

   Effective January 1, 2002:

   o each participant is eligible to make salary deferral contributions to the Plan following the later of (i) date of hire or (ii) the date on which the age eighteen is attained,

   o each participant who commenced employment prior to July 1, 2001 is eligible to receive employer match contributions as of January 1, 2002 and any participants who commenced employment on or after July 1, 2001 is eligible to receive employer match contributions as of the next payroll after they have completed one year of service,

   o the Plan will be considered a "safe harbor" plan pursuant to Sections 401(k)(12) and 401(m)(11) of the IRC, whereby the Company shall make a contribution equal to 100% of the participants pre-tax contribution not to exceed 6% of the participants compensation,

   o each participant shall be permitted to contribute not less than 1% and not more than 16% as a salary deferral contribution,

   o each participant shall be 100% vested in an employer contributions made to the Plan on or after January 1, 2002, however any employer contributions made to the Plan prior to January 1, 2002 shall continue to vest in accordance with the provisions previously set forth.

                                    ******

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                      NUMBER OF
                                                     SHARES, UNITS    CURRENT
       DESCRIPTION                                   OR PAR VALUE      VALUE
      ------------                                  ---------------  ----------
Common stock funds:
  Cendant Corporation Common Stock Fund                 3,719,918   $ 72,947,599
                                                                    ------------
Total Common stock funds                                              72,947,599
                                                                    ------------

Common/collective trusts:
  Merrill Lynch Equity Index Trust**                      585,728     47,209,658
  Merrill Lynch Retirement Preservation Trust**         2,181,888      2,181,888
  Stable Value Fund**                                  85,686,264     85,686,264
                                                                    ------------
Total Common/collective trusts                                       135,077,810
                                                                    ------------
Mutual Funds:
  AIM Charter Fund                                      2,882,534     33,033,842
  AIM Equity Constellation Fund                           455,693     10,070,807
  AIM Weingarten Fund                                     661,599      8,924,971
  Alliance Premier Growth Fund                            209,894      4,265,038
  Alliance Quasar Fund                                    155,131      3,152,267
  CDC Investment Large Capital Growth Fund                210,886      2,918,660
  CDC Investment Star Growth Fund                         780,259      6,835,070
  Davis NY Venture Fund                                   314,699      8,002,807
  Federated High Income Bond Fund                          82,455        631,602
  Franklin Balance Sheet                                  217,867      8,719,029
  GAM International Fund                                  320,702      4,845,806
  MASS Investment Growth                                  710,037      9,152,373
  Merrill Lynch Aggregate Bond Index Fund**               136,327      1,431,430
  Merrill Lynch Balanced Capital Fund**                   361,570      9,664,766
  Merrill Lynch Corp Bond Fund Inter-Term**               503,234      5,681,517
  Merrill Lynch EuroFund**                                 93,515      1,174,550
  Merrill Lynch Fundamental Growth Fund**                 277,145      5,019,103
  Merrill Lynch International Index Fund**                 92,860        800,450
  Merrill Lynch Small Cap Index**                          75,372        793,671
  MFS Emerging Growth Fund                                228,802      7,600,787
  Neuberger Berman Genesis Trust                          371,259     10,807,343
  Neuberger Berman International Equity Fund              253,066      2,897,610
  Neuberger Berman Separately Managed Portfolio         2,910,573     21,624,175
  Oppenheimer Capital Income Fund                         657,195      7,814,043
  PIMCO Renaissance Fund                                  466,491      9,600,391
  PIMCO Total Return Fund                               1,426,984     14,926,257
  Putnam New Opportunities Fund                           354,207     14,515,421
  Templeton Foreign Fund                                1,010,606      9,348,102
                                                                    ------------
Total Mutual funds                                                   224,251,888
                                                                    ------------
Other:
  Loan Fund**                                                         12,425,129
  Cash                                                                   508,032
                                                                    ------------
Total Other                                                           12,933,161
                                                                    ------------

Total                                                               $445,210,458
                                                                    ============

*Represents exempt party-in-interest transaction (refer to Note 6).
**Maturity dates range from January 2002 to February 2026. Interest rates range from 6.0 % to 10.5 %.
                                    ******

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Cendant Corporation Employee Savings Plan


                                          BY:  /s/ TERENCE P. CONLEY
                                               ---------------------
                                               Terence P. Conley
                                               Executive Vice President,
                                                     Human Resources
                                               Cendant Corporation


                                    Cendant Corporation


                                          BY:  /s/ KEVIN M. SHEEHAN
                                               --------------------
                                               Kevin M. Sheehan
                                               Senior Executive Vice President
                                                     and Chief Financial Officer
                                               Cendant Corporation

Date: July 1, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

23.1              Consent of Deloitte & Touche LLP, Cendant Corporation Employee
                  Savings Plan.